

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Via E-Mail
Mr. David R. Lumley
Chief Executive Officer
Spectrum Brands Holdings, Inc.
Spectrum Brands, Inc.
601 Rayovac Drive
Madison, WI   53711

> **Re:** **Spectrum Brands Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed December 8, 2011**
> **File No. 1-34757**
>
> **Spectrum Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 8, 2011**
> **File No. 1-13615**

Dear Mr. Lumley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Spectrum Brands Holdings, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Liquidity and Capital Resources, page 68

1.   We note from Note 9 to the financial statements the amount of pre-tax foreign income and your historical policy of permanently investing the earnings of your foreign subsidiaries. To the extent such amounts could be considered material to an

understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States under this policy.

2.   Further to the above, we note your disclosure that in light of your plans to voluntarily pay down U.S. debt, you do not intend to treat future earnings of your non-U.S. subsidiaries as permanently reinvested. Please revise future filings to discuss the impact of this change in policy on your financial statements. Provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Contractual Obligations and Other Commercial Commitments, page 74

3.   We note your disclosure here that the contractual obligations table "excludes other items [you] have reflected on [your] Consolidated Statements of Financial Position included in this Annual Report on Form 10-K, such as pension obligations." Please address the following:

- Explain to us how your exclusion of pension obligations from the contractual obligations table complies with Item 303(A)(5) of Regulation S-K. In this regard, to the extent that the exclusion is due to an inability to estimate the timing of payments, please revise future filings to include a footnote to the contractual obligations table that discloses the total pension obligations and discloses the reasons why you have excluded it from the table.

- Your statement appears to suggest there may be other obligations you have excluded as well. If so, and to the extent you do not already include disclosure of the reasons for excluding such items, please revise future filings to discuss the nature of the other obligations that you have excluded from the table and your basis for excluding such items. Provide us with a sample of any proposed revised disclosure.

Note 6 – Debt, page 107

4.   Please reconcile the amounts presented here for "Other notes and obligations" of $19,333 with the amount presented in Note 6 in the consolidated financial statements of your wholly owned subsidiary, Spectrum Brands, Inc. ($44,333). Explain to us the nature of any debt held by your subsidiary that you eliminate in consolidation.

Note 11 – Segment Information, page 128

5.   We note your disclosure of net sales by geographic segment. If net sales from external customers attributed to any individual foreign country are material, please revise future

filings to disclose those revenues separately. Refer to paragraph 280-10-50-41(a) of the
FASB Accounting Standards Codification.

6.   We note your disclosure of long-lived assets by geographic area includes goodwill and
        intangible assets. Please revise future filings to disclose <u>tangible</u> long-lived assets by
        geographic area, or otherwise explain how your current presentation complies with
        paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

7.   Further to the above, if long-lived assets in an individual foreign country are material,
        please revise future filings to separately disclose those assets. Refer to paragraph 280-10-
        50-41(b) of the FASB Accounting Standards Codification.

<u>Note 19 – Quarterly Results (unaudited), page 146</u>

8.   Please revise future filings to provide the disclosures required by Item 302(A)(3) of
        Regulation S-K.

<u>Form 8-K dated November 16, 2011</u>

<u>Exhibit 99.1</u>

9.   We note the first two pages of your earnings press release, including the sub-headlines,
        make numerous references to non-GAAP financial measures, including adjusted
        EBITDA and free cash flow. We further note that you have not presented any
        corresponding GAAP information in these first two pages of your earnings release.
        Please note that Item 10(e) of Regulation S-K prohibits placing undue prominence on
        non-GAAP information. Please revise future filings to present the most directly
        comparable GAAP measure with equal or greater prominence than the non-GAAP
        financial measure.

<u>Spectrum Brands, Inc.</u>

<u>Form 10-K for Fiscal Year Ended September 30, 2011</u>

10.   Please revise future filings for Spectrum Brands, Inc. as appropriate to address the
        comments above.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief